EXHIBIT 99.1

SOURCE: Navios Maritime Holdings Inc.

May 17, 2012 07:28 ET

Navios Maritime Holdings Inc. Reports Financial Results for the First Quarter Ended March 31, 2012

PIRAEUS, GREECE—(Marketwire—May 17, 2012)—Navios Maritime Holdings Inc. (NYSE: NM)

•	Dividend of $0.06 per share for Q1 2012

•	$223 million available liquidity

•	Strong EBITDA generation of $62.6 million—EPS of $0.09 per share

•	2012 Fleet Coverage of 89.4%

•	Fleet Utilization of 99%

•	Delivery of three owned vessels

Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: NM), a global, vertically integrated seaborne shipping and logistics company, today reported financial results for the quarter ended March 31, 2012.

Angeliki Frangou, Chairman and Chief Executive Officer of Navios Holdings stated, “We had a solid quarter in a market environment that continues to be challenging. We have been focused on maintaining a healthy balance sheet while returning capital to our shareholders through dividend payments. We declared a $0.06 dividend per share for Q1 2012 to shareholders of record on June 26, 2012.”

Ms. Frangou continued, “We have also focused on increasing the efficiency of our global fleet as a means of further reducing expenses. Efficiency equals strength in this market, and our technical group has been singularly focused on reducing our operating costs and maximizing fleet utilization. As a result, our operating costs are about 35% below the industry average and fleet utilization is at 99%.”

HIGHLIGHTS—RECENT DEVELOPMENTS

Navios Holdings

Vessels Delivery

On May 14, 2012, Navios Holdings took delivery of the Navios Avior, a new 81,355 dwt 2012-built bulk carrier vessel, from a South Korean shipyard for a purchase price of $35.5 million. The vessel is chartered-out for two years at a net rate of $12,716 per day. It is anticipated that the Navios Avior will generate annual EBITDA of $3.0 million and aggregate EBITDA of $6.0 million over the life of the charter contract.

On March 30, 2012, Navios Holdings took delivery of the Navios Centaurus, a new 81,472 dwt 2012-built bulk carrier vessel, from a South Korean shipyard for a purchase price of $35.3 million. The vessel is chartered-out for two years at a net rate of $12,825 per day. It is anticipated that the Navios Centaurus will generate annual EBITDA of $3.1 million and aggregate EBITDA of $6.1 million over the life of the charter contract.

On March 26, 2012, Navios Holdings took delivery of the Navios Serenity, a 34,690 dwt 2011-built Handysize vessel and former long-term chartered-in vessel in operation for an acquisition price of $26.0 million. The vessel is currently chartered-out at a $10,616 per day until July 28, 2012.

New Facility Agreement

On March 23, 2012, Navios Holdings entered into a facility agreement with DVB BANK SE to finance the acquisition of the Navios Serenity and to refinance the existing debt under the Navios Astra loan facility which was due for repayment in 2013, thus eliminating refinancing risk for 2013. The new facility has a term of eight years and is divided in two tranches having amortization profile of 18 and 14 years and margin of 2.85% and 3.6%, respectively. As of May 17, 2012, $41.0 million was drawn under this facility.

Time Charter Coverage

Navios Holdings has long-term fleet employment for periods up to ten years. As of May 16, 2012, Navios Holdings had chartered-out 89.4%, 44.0% and 26.7% of available days for 2012, 2013 and 2014, respectively, equivalent to $278.9 million, $181.0 million and $122.6 million in revenue, respectively. The average daily charter-out rate for the core fleet is $22,021, $28,714 and $31,624 for 2012, 2013 and 2014, respectively. The average daily charter-in rate for the active long-term charter-in vessels for 2012 is $12,792.

The above figures do not include the fleet of Navios South American Logistics Inc. (“Navios Logistics”) and vessels servicing Contracts of Affreightment.

Liquidity

Net Debt to Total Capitalization was 51% as of March 31, 2012. Navios Holdings’ total available liquidity, including lines of credit, as of March 31, 2012 was approximately $223.0 million.

Dividend Policy

The Board of Directors declared a quarterly cash dividend for the first quarter of 2012 of $0.06 per share of common stock. The dividend is payable on July 3, 2012 to stockholders of record as of June 26, 2012. The declaration and payment of any further dividend remain subject to the discretion of the Board and will depend on, among other things, Navios Holdings’ cash requirements after taking into account market opportunities, restrictions under its credit agreements and other debt obligations and such other factors as the Board may deem advisable.

Navios Maritime Acquisition Corporation (“Navios Acquisition”)

On April 5, 2012, Navios Holdings received $1.3 million representing the cash distribution from Navios Acquisition for the fourth quarter of 2011.

Navios Maritime Partners L.P. (“Navios Partners”)

On May 14, 2012, Navios Holdings received $6.7 million representing the cash distribution from Navios Partners for the first quarter of 2012.

On May 5, 2012, Navios Partners announced the completion of its follow-on public offering of 4,600,000 common units, which included the full exercise of the underwriters’ over-allotment option, at $15.68 per unit, raising gross proceeds of approximately $73.6 million (including proceeds from the issuance of additional general partnership units to its general partner). Following Navios Partners’ public equity offering, Navios Holdings’ interest in Navios Partners decreased to 25.2%, including a 2% general partner interest.

Navios South American Logistics Inc.

Navios Logistics’ new silo at its dry port facility in Nueva Palmira became operational in April 2012 increasing capacity to 460,000 metric tons. Navios Logistics paid an aggregate of approximately $9.0 million for the construction of the new silo.

On May 9, 2012, Navios Logistics agreed to extend its bareboat charters for each of the vessels M/T San San H and M/T Stavroula for a period of four years until June 2016.

Fleet Profile

Navios Holdings controls a fleet of 54 vessels totalling 5.6 million dwt, of which 31 are owned and 23 are chartered-in under long-term charters. Navios Holdings currently operates 48 vessels (17 Capesize, 12 Panamax, 18 Ultra-Handymax and one Handysize) totalling 5.0 million dwt. Additionally, Navios Holdings has six newbuilding charter-in vessels expected to be delivered at various dates through 2013 (the “Core Fleet”). The current average age of the operating fleet is 5.2 years.

Exhibit II provides certain details of the “Core Fleet” of Navios Holdings. It does not include the fleet of Navios Logistics.

Financial Highlights

First Quarter 2012 and 2011 Results (in thousands of U.S. dollars, except per share data and unless otherwise stated):

The first quarter 2012 and 2011 information presented below was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per Share are non-U.S. GAAP financial measures, and should not be used in isolation or as substitution for Navios Holdings’ results.

From March 30, 2011, Navios Acquisition is no longer consolidated and is accounted for under the equity method of accounting. The table and the discussion below exclude the impact of the consolidation of Navios Acquisition and are presented to provide investors with a clearer picture of Navios Holdings on a going forward basis.

See Exhibit I under the heading, “Disclosure of Non-GAAP Financial Measures,” for a discussion of EBITDA and Adjusted EBITDA of Navios Holdings, on a consolidated basis, Navios Acquisition and Navios Logistics, and a reconciliation of such measures to the most comparable measures under U.S. GAAP.

		(Excluding consolidation of Navios Acquisition)
	Three Months Ended	Three Months Ended
	March 31, 2012	March 31, 2011
	(unaudited)	(unaudited)
Revenue	$152,014	$156,642
EBITDA	$62,573	$10,992
Adjusted EBITDA (*)	$62,573	$67,516
Net Income	$9,459	$(36,689)
Adjusted Net Income (*)	$9,459	$19,835
Earnings Per Share	$0.09	$(0.37)
Adjusted Basic Earnings Per Share (*)	$0.09	$0.19

(*)	Adjusted EBITDA, Adjusted Net Income and Adjusted Basic Earnings Per Share for the three months ended March 31, 2011 excludes (i) $21.2 million of expenses relating to the bond extinguishment in January 2011 and (ii) a $35.3 million loss on the deconsolidation Navios Acquisition.

Navios Holdings’ consolidated revenue for the three months ended March 31, 2012 decreased by $4.6 million to $152.0 million as compared to $156.6 million for the same period during 2011.

Revenue from drybulk vessel operations for the three months ended March 31, 2012 was $101.9 million as compared to $112.3 million for the same period during 2011. The decrease in drybulk revenue was mainly attributable to (i) a decrease in Time Charter Equivalents (“TCE”) per day by 12.7% to $21,496 per day in the first quarter of 2012 as compared to $24,622 per day in the same period of 2011; and (ii) a decrease in short-term charter-in fleet available days by 122 days. This decrease was partially offset by an increase in long-term charter-in fleet available days by 247 days.

Revenue from the logistics business was $50.1 million for the three months ended March 31, 2012 as compared to $44.4 million for the same period of 2011. This increase was mainly attributable to: (i) an increase in both volumes and rates at the dry and the liquid port; and (ii) an increase in the liquid port’s volume and the price of products sold.

EBITDA of Navios Holdings for the three months ended March 31, 2012 increased by $51.6 million to $62.6 million as compared to $11.0 million for the same period of 2011. EBITDA of Navios Holdings for the three months ended March 31, 2011 has been affected by the items mentioned in the footnote to the table above. Adjusted EBITDA of Navios Holdings for the three months ended March 31, 2012 decreased by $4.9 million to $62.6 million as compared to $67.5 million for the same period of 2011. The $4.9 million decrease in Adjusted EBITDA was primarily due to: (i) a decrease in revenue of $4.6 million; (ii) an increase in time charter, voyage and port terminal expenses of $3.0 million; (iii) an increase in general and administrative expenses of $0.6 million (excluding share-based compensation expenses); and (iv) an increase in other expenses of $0.4 million. The overall variance of $8.6 million was partially offset by: (i) a decrease in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) of $0.9 million; (ii) a decrease in loss from derivatives of $0.2 million; (iii) a decrease of $2.3 million in income attributable to the noncontrolling interest; and (iv) an increase of $0.3 million in equity in net earnings of affiliated companies.

EBITDA of Navios Logistics was $8.7 million for the three month period ended March 31, 2012 as compared to $9.5 million for the same period in 2011. Net income of Navios Holdings for the three months ended March 31, 2012 was $9.5 million as compared to a net loss of $36.7 million for the same period of 2011. Net loss of Navios Holdings for the three months ended March 31, 2011 has been affected by the items mentioned in the footnote to the table above. Adjusted Net Income of Navios Holdings for the three months period ended March 31, 2012 was $9.5 million as compared to $19.8 million for the same period of 2011. The decrease of Adjusted Net Income by $10.3 million was mainly due to: (i) a decrease in Adjusted EBITDA of $4.9 million; (ii) an increase in interest income/expense and finance cost, net of $4.1 million; (iii) an increase in depreciation and amortization of $0.6 million; (iv) an increase of $0.5 million in amortization for drydock and special survey costs; and (v) an increase of $0.2 million in share-based compensation expense.

Fleet Summary Data:

The following table reflects certain key indicators indicative of the performance of the Navios Holdings drybulk operations (excluding the Navios Acquisition and the Navios Logistics fleets) and its fleet performance for the three month periods ended March 31, 2012 and 2011.

	Three Month Period Ended March 31, 2012	Three Month Period Ended March 31, 2011
	(Unaudited)	(Unaudited)
Available Days (1)	4,107	3,982
Operating Days (2)	4,064	3,932
Fleet Utilization (3)	99.0%	98.7%
Equivalent Vessels (4)	45	44
TCE (5)	$21,496	$24,622

(1)	Available days for the fleet are total calendar days the vessels were in Navios Holdings’ possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.
(4)	Equivalent vessels is defined as the available days during a relevant period divided by the number of days of this period.
(5)	TCE is defined as voyage and time charter revenues less voyage expenses during a relevant period divided by the number of available days during the period.

Conference Call:

As previously announced, Navios Holdings will host a conference call today, May 17, 2012, at 8:30 am EDT, at which time members of senior management will provide highlights and commentary on the Company’s first quarter 2012 financial results. The Company will report earnings for the first quarter ended March 31, 2012.

A supplemental slide presentation will be available on the Navios Holdings website atwww.navios.com under the “Investors” section at 7:45 am EDT.

Conference Call details:

Call Date/Time: May 17, 2012, at 8:30 am EDT

Call Title: Navios Maritime Holdings Inc. Q1 2012 Financial Results Conference Call

US Dial In: +1.877.480.3873

International Dial In: +1.404.665.9927

Conference ID: 7464 8269

The conference call replay will be available two hours after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 7464 8269

This call will be simultaneously Webcast. The Webcast will be available on the Navios Holdings website, www.navios.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE: NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For more information about Navios Holdings please visit our website:www.navios.com.

About Navios South American Logistics Inc.

Navios South American Logistics Inc. is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia region river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics serves the storage and marine transportation needs of its petroleum, agricultural and mining customers through its port terminal, river barge and coastal cabotage operations. For more information about Navios Logistics please visit its website: www.navios-logistics.com

About Navios Maritime Partners L.P.

Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit its website: www.navios-mlp.com.

About Navios Maritime Acquisition Corporation

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit its website: www.navios-acquisition.com.

Forward Looking Statements—Safe Harbor

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels; competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

EXHIBIT I

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars—except share data)

	March 31,
	2012	December 31,
	(unaudited)	2011
ASSETS
Current assets
Cash and cash equivalents	$160,247	$171,096
Restricted cash	10,133	6,399
Accounts receivable, net	97,530	101,386
Due from affiliate companies	49,950	49,404
Prepaid expenses and other current assets	53,113	42,689

Total current assets	370,973	370,974
Deposit for vessel acquisitions	35,053	63,814
Vessels, port terminal and other fixed assets, net	1,814,275	1,767,946
Other long term assets	71,725	67,489
Due from an affiliate company	14,712	—
Loan receivable from affiliate company	35,000	40,000
Investments in affiliates	191,259	117,088
Investments in available for sale securities	257	82,904
Intangible assets other than goodwill	237,309	243,273
Goodwill	160,336	160,336

Total non-current assets	2,559,926	2,542,850

Total assets	$2,930,899	$2,913,824

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$44,699	$52,113
Dividends payable	6,146	6,149
Accrued expenses	79,741	63,870
Deferred income and cash received in advance	21,469	28,557
Current portion of capital lease obligations	30,692	31,221
Current portion of long term debt	65,624	70,093

Total current liabilities	248,371	252,003
Senior and ship mortgage notes, net of discount	945,683	945,538
Long term debt, net of current portion	442,024	437,926
Unfavorable lease terms	43,249	44,825
Other long term liabilities and deferred income	60,206	38,212
Deferred tax liability	18,584	19,628

Total non-current liabilities	1,509,746	1,486,129

Total liabilities	1,758,117	1,738,132
Commitments and contingencies	—	—
Stockholders’ equity
Preferred stock — $0.0001 par value, authorized 1,000,000 shares, 8,479 issued and outstanding for both March 31, 2012 and December 31, 2011.	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, issued and outstanding 102,438,615 and 102,409,364 as of March 31, 2012 and December 31, 2011, respectively.	10	10
Additional paid-in capital	543,890	542,582
Accumulated other comprehensive (loss)/income	(81)	6,166
Retained earnings	513,238	510,348

Total Navios Holdings’ stockholders’ equity	1,057,057	1,059,106
Noncontrolling interest	115,725	116,586

Total stockholders’ equity	1,172,782	1,175,692

Total liabilities and stockholders’ equity	$2,930,899	$2,913,824

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of U.S. dollars — except share and per share data)

	Three Month	Three Month
	Period Ended	Period Ended
	March 31, 2012	March 31, 2011
	(unaudited)	(unaudited)
Revenue	$152,014	$181,772
Time charter, voyage and logistics business expenses	(61,717)	(59,114)
Direct vessel expenses	(26,008)	(34,018)
General and administrative expenses	(12,553)	(12,774)
Depreciation and amortization	(25,834)	(33,321)
Interest income/expense and finance cost, net	(25,240)	(29,437)
Loss on derivatives	(126)	(385)
Loss on change in control	—	(35,325)
Loss on bond extinguishment	—	(21,199)
Other expense, net	(1,367)	(975)

Loss before equity in net earnings of affiliate companies	(831)	(44,776)
Equity in net earnings of affiliated companies	8,575	7,015

Income/(loss) before taxes	$7,744	$(37,761)
Income taxes	854	904

Net income/(loss)	8,598	(36,857)
Less: Net loss/(income) attributable to the noncontrolling interest	861	(1,273)
Preferred stock dividends of subsidiary	—	(27)
Preferred stock dividends attributable to the noncontrolling interest	—	12

Net income/(loss) attributable to Navios Holdings common stockholders	$9,459	$(38,145)

Income/(loss) attributable to Navios Holdings common stockholders, basic	$9,032	$(38,563)

Income/(loss) attributable to Navios Holdings common stockholders, diluted	$9,459	$(38,145)

Basic net earnings/(losses) per share attributable to Navios Holdings common stockholders	$0.09	$(0.38)

Weighted average number of shares, basic	101,192,165	100,852,517

Diluted earnings/(losses) per share attributable to Navios Holdings common stockholders	$0.09	$(0.38)

Weighted average number of shares, diluted	111,036,651	100,852,517

Other Comprehensive (loss)/income
Unrealized holding (loss)/gain on investments in-available-for-sale-securities	$(89)	$4,483

Total other comprehensive (loss)/income	$(89)	$4,483

Total comprehensive income/(loss)	$8,509	$(32,389)
Comprehensive loss/(income) attributable to noncontrolling interest	861	(1,273)

Total comprehensive income/(loss) attributable to Navios Holdings common stockholders	$9,370	$(33,662)

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Three Month	Three Month
	Period Ended	Period Ended
	March 31,	March 31,
	2012	2011
	(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net income/(loss)	$8,598	$(36,857)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Non-cash adjustments	31,653	78,318
Increase in operating assets	(29,224)	(11,026)
Increase in operating liabilities	22,947	28,374
Payments for drydock and special survey costs	(4,173)	(3,876)

Net cash provided by operating activities	29,801	54,933

INVESTING ACTIVITIES:
Acquisition of vessels	(33,244)	(56,059)
Deposits for vessel acquisitions	(1,157)	(2,995)
Purchase of property, equipment and other fixed assets	(4,353)	(2,865)

Deconsolidation of Navios Acquisition	—	(72,425)
Decrease in restricted cash	—	778
Loan repayment from affiliate company	5,000	—

Net cash used in investing activities	(33,754)	(133,566)

FINANCING ACTIVITIES:
Proceeds from long-term loans, net of deferred finance fees	36,604	35,747
Repayment of long-term debt and payment of principal	(37,650)	(317,245)
Proceeds from issuance of senior notes, net of debt issuance costs	—	340,981
Dividends paid	(6,572)	(7,659)
Issuance of common stock	93	368
Payments of obligations under capital leases	(530)	(302)
Decrease/(increase) in restricted cash	1,159	(507)

Net cash (used in)/provided by financing activities	(6,896)	51,383

Decrease in cash and cash equivalents	(10,849)	(27,250)

Cash and cash equivalents, beginning of period	171,096	207,410

Cash and cash equivalents, end of period	$160,247	$180,160

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net of capitalized interest	$17,995	$7,892
Non-cash investing and financing activities
Reclassification of investments in available for sale securities to investments in affiliates	$82,572	$—
Reclassification of accumulated other comprehensive income to investments in affiliates	$6,158	$—
Equity in net earnings of affiliated companies	$8,575	$7,015
Dividends declared but not paid	$6,146	$6,100
Investments in available for sale securities	$15	$—
Capitalized deferred financing costs into vessel cost	$50	$258

Disclosure of Non-GAAP Financial Measures

EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes, if any, unless otherwise stated. Adjusted EBITDA represents EBITDA excluding certain items as described under “Financial Highlights”. EBITDA and Adjusted EBITDA are “non-GAAP financial measures” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with generally accepted accounting principles in the United States or as a measure of profitability or liquidity.

EBITDA is presented to provide additional information with respect to the ability of Navios Holdings, Navios Acquisition and Navios Logistics to satisfy their respective obligations including debt service, capital expenditures and working capital requirements. While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

The following tables provide a reconciliation of EBITDA of Navios Holdings, Navios Acquisition and Navios Logistics, which in the case of Navios Holdings is on a consolidated basis, and Adjusted EBITDA of Navios Holdings on a consolidated basis:

Total Navios Holdings Reconciliation of EBITDA and Adjusted EBITDA to Cash from Operations

Three Months Ended	March 31, 2012	March 31, 2011
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$29,801	$54,933
Net increase in operating assets	29,224	11,026
Net increase in operating liabilities	(22,947)	(28,374)
Net interest cost	25,240	29,437
Deferred finance charges	(1,332)	(1,331)
Provision for (losses)/gains on accounts receivable	(86)	115
Unrealized loss on FFA derivatives and expenses related to bond extinguishment	(117)	(5,836)
Earnings in affiliates, net of dividends received	(2,244)	(1,303)
Payments for drydock and special survey	4,173	3,876
Noncontrolling interest	861	(1,273)
Preferred stock dividends attributable to the noncontrolling interest	—	12
Preferred stock dividends of subsidiary	—	(27)
Loss on change in control	—	(35,325)

EBITDA	$62,573	$25,930
Expenses from bond extinguishment	—	21,199
Loss on change in control	—	35,325

Adjusted EBITDA	$62,573	$82,454

Three Months Ended	March 31, 2012	March 31, 2011
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$29,801	$54,933
Net cash used in investing activities	$(33,754)	$(133,566)
Net cash (used in)/provided by financing activities	$(6,896)	$51,383

Navios Acquisition Reconciliation of EBITDA to Cash from Operations

Three Months Ended	March 31, 2012	March 31, 2011
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash used in operating activities	$—	$18,749
Net increase in operating assets	—	(4,117)
Net decrease in operating liabilities	—	(6,613)
Net interest cost	—	8,349
Deferred finance charges	—	(318)
Earnings in affiliates, net of dividends received	—	(1,300)
Noncontrolling interest	—	188

EBITDA	$—	$14,938

Navios Logistics EBITDA Reconciliation to Net Income

Three Months Ended	March 31, 2012	March 31, 2011
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net (loss)/income attributable to Navios Logistics’ stockholders	$(2,386)	$3,229
Depreciation and amortization	6,802	6,116
Amortization of deferred drydock costs	304	111
Interest income/expense and finance cost, net	4,922	1,054
Income taxes	(923)	(977)

EBITDA	$8,719	$9,533

EXHIBIT II

Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)
Navios Serenity	Handysize	2011	34,690
Navios Ionian	Ultra Handymax	2000	52,067
Navios Vector	Ultra Handymax	2002	50,296
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Vega	Ultra Handymax	2009	58,792
Navios Celestial	Ultra Handymax	2009	58,063
Navios Astra	Ultra Handymax	2006	53,468
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Asteriks	Panamax	2005	76,801
Navios Centaurus	Panamax	2012	81,472
Navios Avior	Panamax	2012	81,355
Navios Bonavis	Capesize	2009	180,022
Navios Happiness	Capesize	2009	180,022
Navios Lumen	Capesize	2009	180,661
Navios Stellar	Capesize	2009	169,001
Navios Phoenix	Capesize	2009	180,242
Navios Antares	Capesize	2010	169,059
Navios Buena Ventura	Capesize	2010	179,259
Navios Etoile	Capesize	2010	179,234
Navios Bonheur	Capesize	2010	179,259
Navios Altamira	Capesize	2011	179,165
Navios Azimuth	Capesize	2011	179,169

Options to Acquire Vessels

Vessels	Type	Delivery Date	DWT
Navios TBN	Panamax	H1/2014	82,000
Navios TBN	Panamax	H1/2014	82,000

Long term Chartered-in Fleet in Operation

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)	Purchase Option(1)
Navios Apollon	Ultra Handymax	2000	52,073	No
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Navios Armonia	Ultra Handymax	2008	55,100	No
Navios Oriana	Ultra Handymax	2012	61,442	Yes
Navios Orion	Panamax	2005	76,602	No
Navios Titan	Panamax	2005	82,936	No
Navios Altair	Panamax	2006	83,001	No
Navios Esperanza	Panamax	2007	75,356	No
Golden Heiwa	Panamax	2007	76,662	No
Torm Antwerp	Panamax	2008	75,250	Yes
Navios Marco Polo	Panamax	2011	80,647	Yes
Beaufiks	Capesize	2004	180,310	Yes
Rubena N	Capesize	2006	203,233	No
SC Lotta	Capesize	2009	169,056	No
Phoenix Beauty	Capesize	2010	169,150	No
King Ore	Capesize	2010	176,800	No
Navios Koyo	Capesize	2011	181,415	Yes

Long-term Chartered-in Fleet to be Delivered

		Delivery	Purchase		Deadweight
Vessels	Vessel Type	Date	Option		(in metric tons)
Navios Lyra	Handysize	09/2012	Yes	(2)	34,718
Navios Obeliks	Capesize	07/2012	Yes		180,000
Navios TBN	Capesize	12/2013	Yes		180,000
Navios TBN	Ultra Handymax	05/2013	Yes		61,000
Navios TBN	Ultra Handymax	10/2013	Yes		61,000
Navios TBN	Panamax	01/2013	Yes		82,100

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(2)	The initial 50% purchase option on the vessel is held by Navios Holdings.